FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the period ended December 31, 2005

Commission File Number: 001-12033

Nymox Pharmaceutical Corporation

9900 Cavendish Blvd., St. Laurent, QC, Canada, H4M 2V2

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X      Form 40-F

        Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ___

        Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No    X

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-______________

CORPORATE PROFILE

Nymox Pharmaceutical Corporation is a biopharmaceutical company with three unique proprietary products on the market, and a significant R&D pipeline of drug products in development. Nymox is developing NX-1207, a novel treatment for benign prostatic hyperplasia. NX-1207 has shown statistically significant positive results in Phase 1 and 2 clinical trials in the U.S. and is currently in pivotal late stage Phase 2 human testing in the US. Nymox has U.S. and global patent rights for the use of statin drugs for the treatment and prevention of Alzheimer’s disease. The Company is developing a new treatment for urinary tract and other bacterial infections in humans and for the treatment of E. coli O157:H7 contamination in food products. Nymox has NXD-2858 and NXD-9062 which are under development as drug treatments aimed at the causes of Alzheimer’s disease, and has several other drug candidates in development. Nymox developed and is currently offering its AlzheimAlert™ test, a nationally certified clinical reference laboratory urinary test that is the world’s only accurate, non-invasive aid in the diagnosis of Alzheimer’s disease. The AlzheimAlert™ test is certified with a CE Mark, making the device eligible for sale in the European Union. Nymox has signed distribution deals for AlzheimAlert™ with several companies in Europe. Nymox also developed and markets NicAlert™ and TobacAlert™; tests that use urine or saliva to detect use of and exposure to tobacco products. NicAlert™ has received clearance from the U.S. Food and Drug Administration (FDA) and is also certified with a CE Mark in Europe. TobacAlert™ is the first test of its kind to accurately measure second hand smoke exposure in individuals.

TABLE OF CONTENTS

Corporate Information	2
Message to Shareholders	3
Management’s Discussion and Analysis	6
Management’s Report	12
Auditor’s Report to the Shareholders	14
Consolidated Balance Sheets	16
Consolidated Statements of Operations	17
Consolidated Statements of Deficit	18
Consolidated Statements of Cash Flows	19
Notes to Consolidated Financial Statements	20

CORPORATE INFORMATION

Directors & Corporate Officers

Paul Averback, M.D., D.A.B.P	- C.E.O., President and Chairman
Roy M. Wolvin	- Secretary-Treasurer
Jack Gemmell, LL.B	- General Counsel and Director
Brian Doyle, B.Sc., M.B.A	- Senior Manager, Global Sales and Marketing
Hans Black, M.D	- Director
Michael Sonnenreich, J.D	- Director
Prof. Walter von Wartburg	- Director
Auditors	KPMG LLP
Legal Counsel	Foley & Lardner LLP
Transfer Agent	Computershare Investor Services
Bankers	CIBC / Bank of America
Stock Exchange Listings	The NASDAQ Stock Market
Stock Trading Symbol	NASDAQ - NYMX
Operating Facilities	777 Terrace Avenue
Hasbrouck Heights, NJ, USA 07604
9900 Cavendish Blvd.
St.-Laurent, PQ, Canada H4M 2V2
Website	www.nymox.com
E-mail	info@nymox.com

MESSAGE TO SHAREHOLDERS

Nymox is pleased to present its audited financial statements for its fiscal year ended December 31, 2005.

NX-1207 is Nymox’s drug in development for benign prostatic hyperplasia (BPH). NX-1207 is currently in late stage clinical trials. Nymox announced at intervals during 2005 that interim safety analyses of its ongoing multi-center Phase 2 trial of NX-1207 had revealed no serious drug side effects. This late stage trial is being undertaken at over 40 clinical trial sites across the U.S. In the two previously completed trials in the U.S., the drug had shown excellent efficacy without serious side effects. Symptom improvement was measured using a standard and widely accepted BPH symptom score rating scale (American Urological Association, AUA BPH Symptom Score). The AUA BPH symptom score measurement includes data on 1) sensations of incomplete emptying of the bladder; 2) need to urinate frequently; 3) stopping and starting during urination; 4) urgent need to urinate; 5) weakness of urinary stream; 6) need to push or strain during urination; and 7) urination during sleep (nocturia). In the Phase 1-2 trials to date, the subjects treated with NX-1207 showed a statistically significant overall mean symptom improvement and shrinkage in prostate size. There were no significant adverse side effects from the drug in the completed trials. Subjects followed for up to two years post-treatment showed symptom improvement of 9.3 points. In the initial trials, average prostate shrinkage was 23% after one month of treatment.

On February 24, Nymox announced that its proprietary NXC-4720 product for the treatment of potentially fatal E. coli O157:H7 contamination is capable of reducing the level of contamination on fresh beef by 99% according to laboratory studies. The studies used fresh beef samples inoculated with E. coli O157:H7 bacteria and then treated with the Company’s product. Nymox’s NXC-4720 product is designed for the treatment of meat at the processing stage. Reducing or eliminating E. coli O157:H7 in cattle has potential benefits not only for the safety of beef products but also for public water supplies that can become contaminated from run-off from cattle farming operations where there are cattle harboring the deadly bacteria.

On July 26, Nymox announced that the Company had received a Notice of Allowance of a new U.S. patent covering a wide range of uses of its anti-bacterial treatments both in animals and in man. The Company’s proprietary NXC-4720 anti-bacterial product targets potentially fatal E. coli O157:H7 contamination of beef, both at the slaughterhouse and at the feedlot level of production. Nymox currently has rights to 6 U.S. patents and patent applications in this area alone, in addition to numerous international versions of these patents.

On March 30, Nymox announced that its U.S. and global patent rights and prospects for the use of statin drugs for treating, preventing or reducing the risk of Alzheimer’s disease (AD) in patients at risk for the disease had been strongly bolstered by published study data showing growing acceptance of the drugs’ indications for patients at risk for dementia. According to a study published in the Journal of Neurological Sciences (March 2005; 229-230: 147-150), researchers at the University of Leister surveyed 177 practicing doctors in rural England about the role of statins in the management of patients at risk for developing cognitive impairment or with cognitive impairment related to vascular disease or factors and found that nearly half (47%) felt that statins have an important role in helping patients at risk of developing cognitive impairment.

On May 11, Nymox announced that further evidence that statin drugs may help in the fight against Alzheimer’s disease had been provided by a prospective double blind study of Alzheimer’s disease patients published in the May issue of the Archives of Neurology (May, 2005; 62:753-7). Researchers led by Dr. Larry Sparks at the Sun Health Research Institute in Arizona found evidence that a daily dose of atorvastatin (Lipitor®) could help slow the progressive deterioration of mental function and behavior usually found in mild to moderate Alzheimer’s disease patients. On May 17, Nymox announced that according to a large study of 8,574 patients published in Neurology (May, 2005; 64:1531-8), taking a statin drug reduces the risk of all types of dementia, including Alzheimer’s disease, by 44%. In the study of persons aged 65 or more living in three cities in France, researchers compared the prevalence of dementia among those individuals who took a statin drug to lower their cholesterol against those who did not. Overall, the prevalence of dementia was 44% lower for those individuals taking a statin to lower cholesterol. Most of the dementia cases observed were Alzheimer’s disease (65.1%).

On September 12, Nymox announced that the potential use of statins to treat Alzheimer’s disease (AD) was featured in the September issue of The Lancet Neurology (Sept. 2005;4: 521-2). The article concluded that statins, which are used to lower cholesterol levels, may be useful in the prevention or delaying onset of AD, in treating the symptoms of AD, and in slowing disease progression. According to the article “Delaying of the disease process would be of great clinical and public-health importance. Statins may be useful both in the prevention or delaying of onset, in treating the symptoms, and in slowing the progression.” On September 22, Nymox also announced that several peer-reviewed scientific articles had provided further support for the beneficial effects of statin drugs for the treatment or prevention of Alzheimer’s disease (AD). In an article in the Journal of Neuroscience Research (J Neurosci Res 2005; 82:10-19) it was reported that statin drugs reduced the survival of inflammatory microglia in AD brain, an effect which could protect the brain against inflammatory damage in AD. In a second article published online in the prestigious Journal of Biological Chemistry (J Biol Chem Aug 2005; M505268200) based on experiments with microglia, researchers came to the conclusion that statins protectively block the microglial mediated inflammatory response in AD brain.

During 2005, the Company signed several distribution agreements for the marketing and sale of its AlzheimAlert™ test kit with medical diagnostic companies in Europe. The certification of the AlzheimAlert™ test kit with a CE Mark indicates that the Company has fulfilled the required regulations which will allow European clinical and hospital laboratories to perform the AlzheimAlert™ test in their own facilities in Europe. Nymox announced that it had entered into a distribution agreement with Alifax S.p.A., a leading Italian medical diagnostic company, for the marketing and sales of its AlzheimAlert™ product in Italy. The Company also announced that it entered into a marketing and distribution agreement with KlinLab Ltd., the premier Czech clinical laboratory company, for the marketing and sales of Nymox’s AlzheimAlert™ product. On July 5, the Company announced that it had entered into an agreement with B. Caravitis S.A. for the marketing and sales of Nymox’s AlzheimAlert™ product in Greece. The Zafiropoulos-Caravitis Group is a market leader in sales and marketing of scientific technology and also operates a manufacturing facility for clinical chemistry products for a significant portion of the Greek market. On September 8, Nymox announced that it had entered into an agreement with Brainpharma S.L. for the marketing and sale of the AlzheimAlert™ product in Spain. Brainpharma is an international pharmaceutical company headquartered in Spain formed by Grupo Ferrer Internacional S.A. and Farmalider S.A. to develop and commercialize health care products in the domain of neuropsychiatry.

The Company’s NTP (AlzheimAlert™) test is approved under CLIA regulations for sale in the U.S. from a central laboratory. It is also approved as a kit in all the countries of the European Union. The Company is still trying to gain FDA clearance for the kit version of the NTP test. On July 15, 2005, an FDA advisory panel voted 5-2 against approval of the kit, citing the need for further studies, such as long term follow-up starting at the family practice stage and following all the way to autopsy confirmation. The Company has subsequently filed further proposals with the FDA concerning meeting requirements for approval of the kit version of the test.

On April 15, Nymox announced that the Company’s AlzheimAlert™ product was featured in a cover story in the Clinical Laboratory News, the official publication of the American Association for Clinical Chemistry (AACC). The story, “Searching for a Diagnostic Tool for Alzheimer’s Disease,” highlighted the need for a diagnostic test for Alzheimer’s disease and reviewed some of the ongoing efforts to develop such tests. AACC is an international scientific/medical society of clinical laboratory professionals, physicians, research scientists and other individuals involved with clinical chemistry and other clinical laboratory science-related disciplines.

On November 29, Nymox announced that researchers at the Centers for Disease Control and Prevention (CDC) reported developing a new use for Nymox’s NicAlert™ product (Journal of Analytical Toxicology November/December, 2005; 29: 814-818). The authors of the new NicAlert™ study, John T. Bernert, Tia Harmon and James McGuffey of the CDC’s Tobacco Exposure Biomarkers Laboratory, coupled NicAlert™ testing with image scanning and processing software in order to provide more quantitative cotinine measurements in the urine of individuals exposed to second-hand smoke and tobacco products. The resulting NicAlert™ measurements correlated well with the far more sophisticated testing (LC/MS/MS) used in the CDC laboratory. The authors also noted this method of NicAlert™ testing may also be helpful in smoking cessation and other studies.

On March 16, Nymox announced that NicAlert™ had been shown to increase the success of nicotine replacement therapy (NRT) according to a team of Swiss researchers led by Dr. Karl Klingler of the Hirslanden Lung Center, Zurich, Switzerland. The researchers had found that the success rate was significantly improved when NicAlert™ was used in conjunction with NRT to measure nicotine consumption. Dr. Klinger said, “The benefit of using NRT for smoking cessation is clearly affected by proper dosing. Using NicAlert™ to accurately measure nicotine consumption has been shown to increase the efficacy of NRT therapy by 26%.”

On October 20, Nymox announced that NicAlert™ and TobacAlert™, were featured in numerous US media spots. The products had been the subject of news reports on US television, in newspaper stories, and in magazine articles. According to market tracking, the exposure has been to over 10 million readers, and many million viewers. In an article in Advance for Nurses (September 2005, article written by Stephanie Adamow), the tobacco exposure reduction efforts led by Dr. Sher Todd of the Tobacco free Babies Project in Reno, Nevada were highlighted. This research had extensively used the Nymox products. According to Dr. Todd, tobacco use and exposure should be routinely assessed as a vital sign like blood pressure or weight, particularly for pregnant women.

On November 9, Nymox announced that its TobacAlert™ product received a positive independent assessment in London’s Daily Mirror. The article emphasized the usefulness of TobacAlert™ in assessing the potential danger and damage people face from second hand smoke exposure. Earlier in the year, the Company also announced that its TobacAlert™ product received a positive independent assessment in the New York Daily News “Guinea Pig” column, which provides regular reports on products for health and fitness based on tests conducted by the newspaper.

On October 19, the Company announced that it had entered into a new distribution agreement with RAL Tecnica para el laboratoria S.A. (RAL) for the marketing and sales of Nymox’s NicAlert™ product in Spain. RAL Tecnica is a leading Spanish diagnostic and clinical chemistry marketing company based in Barcelona, with an extensive sales and distribution network throughout Spain. On December 16, Nymox announced that it had entered into an agreement with Adastra Medical Ltd for the marketing and sales of Nymox’s TobacAlert™ product in the U.K. Adastra Medical specializes in point-of-care (POC) tests for hospital and retail diagnostic markets.

We wish to thank our over 4,000 shareholders for your valuable support. The Nymox team is working diligently to advance our many projects. We look forward with confidence to an exciting upcoming year for the Company.

/s/ Paul Averback, MD
Paul Averback MD
President

March 15, 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS
(in US dollars)

The following discussion should be read in conjunction with the consolidated financial statements of the Company.

Overview

The business activities of the Company since inception have been devoted principally to research and development. Accordingly, the Company has had limited revenues from sales and has not been profitable to date. We refer to the Corporate Profile for a discussion of the Company’s research and development projects and its product pipeline. We refer to the Risk Factors section of our 20F filed on EDGAR for a discussion of the management and investment issues that affect the Company and our industry.

Critical Accounting Policies

In December 2001, the Securities and Exchange Commission (“SEC”) released “Cautionary Advice Regarding Disclosure About Critical Accounting Policies”. According to the SEC release, accounting policies are among the “most critical” if they are, in management’s view, most important to the portrayal of the company’s financial condition and most demanding on their calls for judgment.

Our accounting policies are described in the notes to our annual audited consolidated financial statements. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing our financial statements and the matters that could impact our results of operations, financial condition and cash flows.

Revenue Recognition

The Company has generally derived its revenue from product sales, research contracts, license fees and interest. Revenue from product sales is recognized when the product or service has been delivered or obligations as defined in the agreement are performed. Revenue from research contracts is recognized at the time research activities are performed under the agreement. Revenue from license fees, royalties and milestone payments is recognized upon the fulfillment of all obligations under the terms of the related agreement. These agreements may include upfront payments to be received by the Company. Upfront payments are recognized as revenue on a systematic basis over the period that the related services or obligations as defined in the agreement are performed. Interest is recognized on an accrual basis. Deferred revenue presented in the balance sheet represents amounts billed to and received from customers in advance of revenue recognition.

The Company currently markets AlzheimAlert™ as a service provided by our CLIA certified reference laboratory in New Jersey. Physicians send urine samples taken from their patients to our laboratory where the AlzheimAlert™ test is performed. The results are then reported back to the physicians. We recognize the revenues when the test has been performed. The Company sometimes enters into bulk sales of its diagnostic services to customers under which it has a future obligation to perform related testing services at its laboratory. Although the Company receives non-refundable upfront payments under these agreements, revenue is recognized in the period that the Company fulfils its obligation or over the term of the arrangement. For research contracts and licensing revenues, the Company usually enters into an agreement specifying the terms and obligations of the parties. Revenues from these sources are only recognized when there are no longer any obligations to be performed by the Company under the terms of the agreement.

Valuation of Capital Assets

The Company reviews the unamortized balance of property and equipment, intellectual property rights and patents on an annual basis and recognizes any impairment in carrying value when it is identified. Factors we consider important, which could trigger an impairment review include:

•	Significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and
•	Significant negative industry or economic trends.

Valuation of Future Income Tax Assets

Management judgement is required in determining the valuation allowance recorded against net future tax assets. We have recorded a valuation allowance of $12.1 million as of December 31, 2005, due to uncertainties related to our ability to utilize some of our future tax assets, primarily consisting of net operating losses carried forward and other unclaimed deductions, before they expire. In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income and tax planning strategies. The generation of future taxable income is dependent on the successful commercialization of its products and technologies.

Results of Operations 2005

Selected Annual Information	2005	2004	2003
Total Revenues	$426,282	$321,948	$200,132

Net Loss	$(3,584,528)	$(3,745,625)	$(4,354,288)

Loss per share (basic & diluted)	$(0.14)	$(0.15)	$(0.18)

Total Assets	$3,719,039	$4,066,021	$4,002,862

Quarterly Results 2005	Q1	Q2	Q3	Q4
Total Revenues	$101,931	$117,067	$100,757	$106,527

Net Loss	$(957,677)	$(847,299)	$(958,464)	$(821,088)

Loss per share (basic & diluted)	$(0.04)	$(0.03)	$(0.04)	$(0.03)

Quarterly Results 2004	Q1	Q2	Q3	Q4
Total Revenues	$58,255	$82,999	$102,325	$78,369

Net Loss	$(963,782)	$(1,142,540)	$(695,031)	$(944,272)

Loss per share (basic & diluted)	$(0.04)	$(0.05)	$(0.03)	$(0.04)

Results of Operations – 2005 compared to 2004

Net losses were $821,088, or $0.03 per share, for the quarter and $3,584,528, or $0.14 per share, for the year ended December 31, 2005, compared to $944,272, or $0.04 per share, and $3,745,625, or $0.15 per share, respectively, for the corresponding periods in 2004. The weighted, diluted, average number of common shares outstanding for the year ended December 31, 2005 were 26,103,704 compared to 25,103,252 for the same period in 2004.

Revenues

Revenues from sales amounted to $106,082 for the quarter and $424,506 for the year ended December 31, 2005, compared with $78,316 for the quarter and $321,895 for the year ended December 31, 2004. A steady rise in the number of new clients ordering the NicAlert™ / TobacAlert™ product (increase 31%) and the launch of the AlzheimAlert™ product in Europe (increase 40%) account for the increase in sales. The Company anticipates that revenues will increase if and when product candidates pass regulatory milestones and are launched on the market.

Research and Development

Research and development expenditures remained constant at $1,831,591 for the year ended December 31, 2005, compared with $1,861,239 for the year ended December 31, 2004. In 2005, research tax credits amounted to $3,075 compared to $9,358 in 2004. The Company anticipates that research and development expenditures will not increase significantly as product candidates finish development and clinical trials. However, because of the early stage of development of the Company’s R&D projects, it is impossible to outline the nature, timing or estimated costs of the efforts necessary to complete these projects, nor the anticipated completion dates for these projects. The facts and circumstances indicating the uncertainties that preclude us from making a reasonable estimate of the costs and timing necessary to complete projects include the risks inherent in any field trials, the uncertainty as to the nature and extent of regulatory requirements both for safety and efficacy, and the ability to manufacture the products in accordance with current good manufacturing requirements (cGMP) and in sufficient quantities both for large scale trials and for commercial use. A drug candidate that shows efficacy can take a long period (7 years or more) to achieve regulatory approval. There is also uncertainty whether we will be able to successfully adapt our patented technologies or whether any new products we develop will pass proof-of-principle testing both in the laboratory and in clinical trials, and whether we will be able to manufacture such products at a commercially competitive price. In addition, given the very high costs of development of therapeutic products, we anticipate having to partner with larger pharmaceutical companies to conduct and finance clinical trials. The terms of such partnership arrangements along with our related financial obligations cannot be determined at this time and the timing of completion of the approval of such products will likely not be within our sole control.

Marketing Expenses

Marketing expenditures were $289,612 for the year ended December 31, 2005, in comparison to expenditures of $307,649 for the year ended December 31, 2004 due to a reduction in advertising expenses. The Company anticipates that marketing expenditures will increase if and when new products are launched on the market.

Administrative Expenses

General and administrative expenses remained relatively constant at $1,202,080 for the year ended December 31, 2005, compared with $1,158,750 in the year ended December 31, 2004. The Company anticipates that general and administrative expenditures will increase as new product development leads to expanded operations.

Foreign Exchange

The Company incurs expenses in the local currency of the countries in which it operates, which include the United States and Canada. Approximately 70% of 2005 expenses (75% in 2004) were in U.S. dollars. Foreign exchange fluctuations had no meaningful impact on the Company’s results in 2005 or 2004.

Inflation

The Company does not believe that inflation has had a significant impact on its results of operations.

Long-Term Commitments

Nymox has no financial obligations of significance other than long-term lease commitments for its premises in the United States and Canada of $19,990 per month.

Contractual Obligations	Total	Current	2-4 years	5 + years
Rent	$1,101,461	$230,886	$710,653	$159,922

Operating Leases	$44,410	$18,534	$25,250	$626

Total Contractual Obligations	$1,145,871	$249,420	$735,903	$160,548

Results of Operations – 2004 compared to 2003

Net losses were $944,272, or $0.04 per share, for the quarter and $3,745,625, or $0.15 per share, for the year ended December 31, 2004, compared to $1,455,746, or $0.06 per share, and $4,354,288, or $0.18 per share, respectively, for the corresponding periods in 2003. The weighted, diluted, average number of common shares outstanding for the year ended December 31, 2004 were 25,103,252 compared to 23,771,858 for the same period in 2003.

Revenues

Revenues from sales amounted to $78,316 for the quarter and $321,895 for the year ended December 31, 2004, compared with $31,991 for the quarter and $199,217 for the year ended December 31, 2003. A steady rise in the number of new clients ordering the NicAlert™ / TobacAlert™ product account for the increase in sales.

Research and Development

Research and development expenditures were $1,861,239 for the year ended December 31, 2004, compared with $2,510,051 for the year ended December 31, 2003. In 2004, research tax credits amounted to $9,358 compared to $33,019 in 2003. Corporate activities in 2004 were more focused on clinical trials and submissions to regulatory agencies, which explain the decrease in R&D expenditures and tax credits.

Marketing Expenses

Marketing expenditures were $307,649 for the year ended December 31, 2004, in comparison to expenditures of $197,435 for the year ended December 31, 2003. Increased marketing of our products accounts for the rise in expenditures.

Administrative Expenses

General and administrative expenses were $1,158,750 for the year ended December 31, 2004, compared with $1,311,311 in the year ended December 31, 2003 due to a decrease in professional fees.

Recent Accounting Pronouncements

In 2006, the Company will adopt new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) relating to non-monetary transactions, which require non-monetary transactions to be measured at fair-value, subject to certain exceptions. The revised standards are effective for non-monetary transactions initiated in fiscal periods beginning on or after January 1, 2006. The CICA has also issued standards relating to Financial Intruments, Hedges, Comprehensive Income and Equity that will be adopted by the Company on January 1, 2007. In addition, the Financial Accounting Standards Board (“FASB”) recently issued FAS 123R, Share Based Payments, and FAS 154 Accounting Changes and Accounting Corrections. The Company does not expect the adoption of these standards to have a material effect on its financial statements.

Financial Position

Liquidity and Capital Resources

As of December 31, 2005, cash totaled $151,476 and receivables including tax credits totaled $65,796. In October 2004, the Corporation signed a common stock private purchase agreement, whereby an investor was committed to purchase up to $13 million of the Corporation’s common shares over a twenty-four month period commencing October 6, 2004. As at December 31, 2005, sixteen drawings were made under this purchase agreement, for total proceeds of $3,485,000. On October 25, 2004, 95,238 common shares were issued at a price of $2.10 per share. On December 14, 2004, 148,699 common shares were issued at a price of $2.69 per share. On December 22, 2004, 78,616 common shares were issued at a price of $3.18 per share. On February 7, 2005, 82,474 common shares were issued at a price of $2.91 per share. On February 22, 2005, 50,676 common shares were issued at a price of $2.96 per share. On March 17, 2005, 51,136 common shares were issued at a price of $2.64 per share. On April 25, 2005, 127,119 common shares were issued at a price of $2.36 per share. On May 24, 2005, 109,489 common shares were issued at a price of $2.74 per share. On June 9, 2005, 95,339 common shares were issued at a price of $2.36 per share. On June 17, 2005, 58,333 common shares were issued at a price of $2.40 per share. On July 15, 2005, 92,437 common shares were issued at a price of $2.38 per share. On August 2, 2005, 98,684 common shares were issued at a price of $2.28 per share. On August 18, 2005, 83,333 common shares were issued at a price of $2.40 per share. On September 26, 2005, 110,619 common shares were issued at a price of $2.26 per share. On October 11, 2005, 72,464 common shares were issued at a price of $2.07 per share. On November 10, 2005, 49,020 common shares were issued at a price of $2.04 per share.

The Company negotiated a new agreement with the same investor on October 21, 2005, under the same terms and conditions of the previous agreement. The Company can draw down $13,000,000 over 24 months under the new agreement. As at December 31, 2005, three drawings were made under this purchase agreement, for total proceeds of $300,000. On November 18, 2005, 49,020 common shares were issued at a price of $2.04 per share. On December 8, 2005, 46,729 common shares were issued at a price of $2.14 per share. On December 14, 2005, 47,847 common shares were issued at a price of $2.09 per share.

Subsequent Events

As at March 15, 2006, seven drawings were made under this purchase agreement, for total proceeds of $800,000. On January 10, 2006, 50,000 common shares were issued at a price of $2.00 per share. On January 18, 2006, 51,020 common shares were issued at a price of $1.96. On January 24, 2006, 52,083 common shares were issued at a price of $1.92. On February 3, 2006, 51,020 common shares were issued at a price of $1.96. On February 10, 2006, 51,546 common shares were issued at a price of $1.94. On February 16, 2006, 103,093 common shares were issued at a price of $1.94. On March 6, 2006, 52,632 common shares were issued at a price of $1.90.

The Company can draw down a further $11,900,000 over the remaining 18 months under the agreement. The Company intends to access financing under this agreement when appropriate to fund its research and development. The Company believes that funds from operations as well as from existing financing agreements will be sufficient to meet the Company’s cash requirements for the next twelve months.

This message contains certain “forward-looking statements” as defined in the United States Private Securities Litigation Reform Act of 1995 that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and the actual results and future events could differ materially from management’s current expectations. Such factors are detailed from time to time in Nymox’s filings with the Securities and Exchange Commission and other regulatory authorities.

MANAGEMENT’S REPORT

The accompanying consolidated financial statements have been prepared by management and were approved by the Board of Directors of the Company. Management is responsible for the information and representations contained in these financial statements and other sections of this Annual Report. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada. Reconciliation to U.S. GAAP is presented in Note 12 to the Consolidated Financial Statements. In preparing these consolidated financial statements, management selects appropriate accounting policies and uses its judgement and best estimates to report events and transactions as they occur. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Financial data included throughout this Annual Report is prepared on a basis consistent with that of the financial statements.

To assist management in discharging these responsibilities, the Company maintains a system of internal controls which are designed to provide reasonable assurance that its assets are safeguarded, that transactions are executed in accordance with management’s authorization and that the financial records form a reliable base for the preparation of accurate and timely financial information.

KPMG LLP, the Company’s auditors, are appointed by the shareholders. They independently review the Company’s system of internal controls and perform the necessary tests of accounting records and procedures to enable them to report their opinions as to the fairness of the consolidated financial statements and their conformity with generally accepted accounting principles.

The Board of Directors ensures that the management fulfills its responsibilities for financial reporting and internal control. The Board exercises this responsibility through an Audit Committee composed of three independent Directors. The Audit Committee meets periodically with management and with the external auditors, to review audit recommendations and any matters, which the auditors believe, should be brought to the attention of the Board of Directors. The Audit Committee also reviews the consolidated financial statements and recommends to the Board of Directors that the statements be approved for issuance to the shareholders.

/s/ Paul Averback, MD	/s/ Roy Wolvin
Paul Averback	Roy Wolvin
Chief Executive Officer &	Chief Financial Officer
President	& Secretary-Treasurer

February 17, 2006

kpmg

Consolidated Financial Statements of

NYMOX PHARMACEUTICAL CORPORATION

Years ended December 31, 2005, 2004 and 2003

KPMG LLP	Telephone	(514) 840-2100
Chartered Accountants	Fax	(514) 840-2187
600 de Maisonneuve Blvd. West	Internet	www.kpmg.ca
Suite 1500
Montreal Quebec H3A 03A

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Nymox Pharmaceutical Corporation as at December 31, 2005 and 2004 and the consolidated statements of operations, deficit and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005, in accordance with Canadian generally accepted accounting principles.

(Signed) KPMG LLP
Chartered Accountants

Montréal, Canada

February 17, 2006 (except as to note 15 (b),
   which is as of March 6, 2006)

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Balance Sheets

December 31, 2005 and 2004
(in US dollars)

	2005	2004
Assets
Current assets:
Cash	$151,476	$529,642
Accounts receivable	62,721	51,417
Research tax credits receivable	3,075	42,377
Inventories	74,182	31,499
Prepaid expenses and deposit	--	44,139

	291,454	699,074
Long-term security deposit	35,993	--
Long-term receivables (note 6)	70,000	70,000
Property and equipment (note 3)	11,463	25,348
Patents and intellectual property (note 4)	3,310,129	3,271,599

	$3,719,039	$4,066,021

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$1,704,369	$1,274,447
Accrued liabilities	205,424	150,652
Deferred lease inducement (note 8)	9,576	--
Notes payable (note 5)	500,000	600,000
Deferred revenue	42,202	28,535

	2,461,571	2,053,634
Long-term deferred revenue	10,000	--
Deferred lease inducement (note 8)	35,331	--
Non-controlling interest (note 6)	800,000	800,000
Shareholders’ equity:
Share capital (note 7)	39,488,350	36,553,350
Warrants and options (note 7 (f))	--	55,384
Additional paid-in capital (note 7 (f))	626,525	554,921
Deficit	(39,702,738)	(35,951,268)

	412,137	1,212,387
Commitments and contingencies (note 8)
Subsequent events (note 15)

	$3,719,039	$4,066,021

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Paul Averback, MD Director

/s/ Hans Black, MD Director

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Operations

Years ended December 31, 2005, 2004 and 2003
(in US dollars)

	2005	2004	2003
Revenues:
Sales	$424,506	$321,895	$199,217
Interest	1,776	53	915

	426,282	321,948	200,132
Expenses:
Research and development	1,831,591	1,861,239	2,510,051
Less research tax credits	(3,075)	(9,358)	(33,019)

	1,828,516	1,851,881	2,477,032
General and administrative	1,202,080	1,158,750	1,311,311
Marketing	289,612	307,649	197,435
Cost of sales	207,344	185,567	123,463
Depreciation of property and equipment	13,885	33,708	38,774
Amortization of patents and intellectual
property	425,562	398,853	360,857
Write-down of equipment	--	89,254	15,307
Interest and bank charges	43,811	41,911	30,241

	4,010,810	4,067,573	4,554,420

Net loss	$(3,584,528)	$(3,745,625)	$(4,354,288)

Basic and diluted loss per share (note 10)	$(0.14)	$(0.15)	$(0.18)

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Deficit

Years ended December 31, 2005, 2004 and 2003
(in US dollars)

	2005	2004	2003
Deficit, beginning of year	$(35,951,268)	$(31,326,826)	$(26,742,308)
Adjustment to reflect change in accounting
for amortization of patents (note 2 (c))	--	(119,714)	(129,125)
Adjustment to reflect adoption of fair value
for employee stock options (note 2 (h))	--	(548,164)	--

Deficit, beginning of year, restated	(35,951,268)	(31,994,704)	(26,871,433)
Net loss	(3,584,528)	(3,745,625)	(4,354,288)
Share issue costs	(166,942)	(210,939)	(220,819)

Deficit, end of year	$(39,702,738)	$(35,951,268)	$(31,446,540)

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Cash Flows

Years ended December 31, 2005, 2004 and 2003
(in US dollars)

	2005	2004	2003
Cash flows from operating activities:
Net loss	$(3,584,528)	$(3,745,625)	$(4,354,288)
Adjustments for:
Depreciation of property and equipment	13,885	33,708	38,774
Amortization of patents and intellectual
property	425,562	398,853	360,857
Stock-based compensation	16,220	16,220	--
Write-down of equipment	--	89,254	15,307
Amortization of lease inducement	(3,194)	--	--
Changes in operating assets and liabilities:
Accounts receivable	(11,304)	(23,914)	73,861
Research tax credits receivable	39,302	(9,358)	14,146
Inventories	(42,683)	35,048	(13,339)
Prepaid expenses	8,146	(11,639)	(15,000)
Accounts payable and accrued liabilities	586,361	(38,160)	339,264
Deferred revenue	23,667	22,605	(50,000)

	(2,528,566)	(3,233,008)	(3,590,418)
Cash flows from financing activities:
Proceeds from issuance of share capital	2,935,000	3,674,033	4,096,000
Share issue costs	(166,942)	(210,939)	(220,819)
Proceeds from notes payable	--	100,000	300,000
Repayment of notes payable	(100,000)	--	(344,872)
Proceeds from lease inducement	48,101	--	--

	2,716,159	3,563,094	3,830,309
Cash flows from investing activities:
Additions to property and equipment	--	(15,149)	(1,949)
Additions to patent costs	(565,759)	(390,898)	(292,968)

	(565,759)	(406,047)	(294,917)

Net decrease in cash	(378,166)	(75,961)	(55,026)
Cash, beginning of year	529,642	605,603	660,629

Cash, end of year	$151,476	$529,642	$605,603

Supplemental disclosure to statements of cash flows:
(a) Interest paid	$31,993	$30,101	$30,241
(b) Non-cash transactions:
Additions to patent costs included in
accounts payable and accrued liabilities
at year-end	325,503	427,170	182,145

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003
(in US dollars)

1.	Business activities:

Nymox Pharmaceutical Corporation (the “Corporation”), incorporated under the Canada Business Corporations Act, including its subsidiaries, Nymox Corporation, a Delaware Corporation, and Serex Inc. of New Jersey, is a biopharmaceutical corporation which specializes in the research and development of products for the diagnosis and treatment of Alzheimer’s disease. The Corporation is currently marketing AlzheimAlertTM, a urinary test that aids physicians in the diagnosis of Alzheimer’s disease. The Corporation also markets NicAlertTM and TobacAlertTM, tests that use urine or saliva to detect use of tobacco products. The Corporation is also developing therapeutics for the treatment of Alzheimer’s disease, new treatments for benign prostate hyperplasia, and new anti-bacterial agents for the treatment of urinary tract and other bacterial infections in humans, including a treatment for E-coli O157:H7 bacterial contamination in meat and other food and drink products.

Since 1989, the Corporation’s activities and resources have been primarily focused on developing certain pharmaceutical technologies. The Corporation is subject to a number of risks, including the successful development and marketing of its technologies. In order to achieve its business plan and the realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue generating activities. Management believes that funds from operations as well as existing financing facilities will be sufficient to meet the Corporation’s requirements for the next year.

The Corporation is listed on the NASDAQ Stock Market.

2.	Significant accounting policies:

(a)	Consolidation:

The consolidated financial statements of the Corporation have been prepared under Canadian generally accepted accounting principles (“GAAP”) and include the accounts of its US subsidiaries, Nymox Corporation and Serex Inc. Intercompany balances and transactions have been eliminated on consolidation.

Consolidated financial statements prepared under US GAAP would differ in some respects from those prepared in Canada. A reconciliation of earnings and shareholders’ equity reported in accordance with Canadian GAAP and with US GAAP is presented in note 12.

(b)	Inventories:

Inventories consist of finished goods and are carried at the lower of cost and net realizable value. Cost is determined on the basis of weighted average cost.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2005, 2004 and 2003
(in US dollars)

2.	Significant accounting policies (continued):

(c)	Property and equipment, patents and intellectual property:

Property and equipment, patents and intellectual property are recorded at cost. Depreciation and amortization are provided using the straight-line method at the following rates:

Asset	Rate
Laboratory equipment	20%
Computer equipment	20%
Office equipment and fixtures	20%
Intellectual property rights acquired	10%

Direct costs incurred in connection with securing the patents are capitalized. Patents are being amortized using the straight-line method over the shorter of their economic useful lives or their legal terms of existence ranging from 17 to 20 years.

In 2004, the Corporation amended its method of amortizing patent costs to be consistent with the treatment followed by the Corporation under United States generally accepted accounting principles (“GAAP”). Certain patents were initially amortized by the Corporation commencing in the year of commercialization of the developed products for Canadian GAAP purposes. The Corporation now amortizes all patents over the legal life of the patents from the date the patent is secured. This change was applied retroactively and decreased amounts previously reported for patents and intellectual property on the consolidated balance sheet at December 31, 2003 by $119,714 and increased the accumulated deficit at December 31, 2003 by $119,714. The change did not have a material impact on the statements of operations for the periods presented.

(d)	Impairment and disposal of long-lived assets:

Long-lived assets, consisting of property and equipment and intangible assets with definite useful lives, are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for long-lived assets, when the carrying amount of an asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and disposal; the impairment recognized is measured as the amount by which the carrying amount of the net asset exceeds its fair value.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2005, 2004 and 2003
(in US dollars)

2.	Significant accounting policies (continued):

(e)	Revenue recognition:

Revenue from product sales is recognized when the product or service has been delivered or obligations as defined in the agreement are performed. Revenue from research contracts is recognized at the time research activities are performed under the agreement. Revenue from license fees, royalties and milestone payments is recognized upon the fulfillment of all obligations under the terms of the related agreement. These agreements may include upfront payments to be received by the Corporation. Upfront payments are recognized as revenue on a systematic basis over the period that the related services or obligations as defined in the agreement are performed. Interest is recognized on an accrual basis.

Revenues from agreements that include multiple elements are considered to be a revenue arrangement with multiple deliverables. Under this type of arrangement, the identification of separate units of accounting is required and revenue is recognized for each unit as described above.

Deferred revenue represents amounts billed to and received from customers in advance of revenue recognition.

(f)	Research and development expenditures:

Research expenditures, net of research tax credits, are expensed as incurred. Development expenditures, net of tax credits, are expensed as incurred, except if they meet the criteria for deferral in accordance with generally accepted accounting principles.

(g)	Foreign currency translation:

The Corporation’s measurement currency is the United States dollar. Monetary assets and liabilities of the Canadian and foreign operations denominated in currencies other than the United States dollar are translated at the rates of exchange prevailing at the balance sheet dates. Other assets and liabilities denominated in currencies other than the United States dollar are translated at the exchange rates prevailing when the assets were acquired or the liabilities incurred. Revenues and expenses denominated in currencies other than the United States dollar are translated at the average exchange rate prevailing during the year, except for depreciation and amortization which are translated at the same rates as those used in the translation of the corresponding assets. Foreign exchange gains and losses resulting from the translation are included in the determination of net earnings.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2005, 2004 and 2003
(in US dollars)

2.	Significant accounting policies (continued):

(g)	Foreign currency translation (continued):

Foreign exchange gains included in the consolidated statements of operations for fiscal 2005 amounted to $32,243 (2004 — $10,279; 2003 — $16,615).

(h)	Stock-based compensation plan:

Effective January 1, 2004, the Company adopted the recommendations of the CICA which require entities to account for employee stock options using the fair value based method beginning January 1, 2004. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period. In accordance with one of the transitional options permitted under the standard, the Corporation has retroactively applied the fair value based method to all employee stock options granted on or after January 1, 2002 without restatement of prior periods. The cumulative effect of the change in accounting policy of $548,164 has been recorded as an increase in the opening deficit and additional paid-in capital at January 1, 2004.

Prior to January 1, 2004, the Corporation applied the fair value based method of accounting prescribed by the CICA only to stock-based payments to non-employees, employee awards that were direct awards of stock, call for settlement in cash or other assets, and to employee stock appreciation rights; the Corporation applied the settlement method of accounting to employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options was credited to share capital and no compensation cost was recognized.

(i)	Income taxes:

The Corporation accounts for income taxes using the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on “temporary differences” (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset, if it is more likely than not that the asset will not be realized.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2005, 2004 and 2003
(in US dollars)

2.	Significant accounting policies (continued):

(j)	Earnings per share:

Basic earnings per share are determined using the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed in a manner consistent with basic earnings per share, except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding options and warrants were exercised, and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

(k)	Guarantees:

In the normal course of business, the Company enters into various agreements that may contain features that meet the definition of a guarantee. A guarantee is defined to be a contract (including an indemnity) that contingently requires the Corporation to make payments to a third party based on (i) changes in an underlying interest rate, foreign exchange rate, equity or commodity instrument, index or other variable, that is related to an asset, a liability or an equity security of the counterparty, (ii) failure of another party to perform under an obligating agreement or (iii) failure of another party to pay its indebtedness when due.

A liability is recorded when the Company considers probable that a payment relating to a guarantee has to be made to the other party of the contract or agreements.

(l)	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates include estimating the useful lives of long-lived assets, including property and equipment and intangible assets, as well as estimating the recoverability of research tax credits receivable and future tax assets. The reported amounts and note disclosure are determined to reflect the most probable set of economic conditions and planned courses of action. Actual results could differ from those estimates.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2005, 2004 and 2003
(in US dollars)

3.	Property and equipment:

			2005
	Cost	Accumulated depreciation and amortization	Net book value
Laboratory equipment	$416,208	$412,374	$3,834
Computer equipment	23,652	16,023	7,629
Office equipment and fixtures	88,560	88,560	--

	$528,420	$516,957	$11,463

			2004
	Cost	Accumulated depreciation and amortization	Net book value
Laboratory equipment	$431,037	$416,362	$14,675
Computer equipment	29,344	18,807	10,537
Office equipment and fixtures	88,950	88,814	136

	$549,331	$523,983	$25,348

During 2004, the Corporation wrote down equipment of $89,254 that was no longer being used (2003 — 15,307).

4.	Patents and intellectual property:

			2005
	Cost	Accumulated amortization	Net book value
Patent costs	$3,480,024	$1,053,315	$2,426,709
Intellectual property rights acquired	2,222,661	1,339,241	883,420

	$5,702,685	$2,392,556	$3,310,129

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2005, 2004 and 2003
(in US dollars)

4.	Patents and intellectual property (continued):

			2004
	Cost	Accumulated amortization	Net book value
Patent costs	$3,015,932	$848,609	$2,167,323
Intellectual property rights acquired	2,222,661	1,118,385	1,104,276

	$5,238,593	$1,966,994	$3,271,599

The estimated aggregate amortization expense for each of the next five years is approximately $375,000 per year.

5.	Notes payable:

	2005	2004
Note payable from a shareholder-related company, non-
interest bearing, due on or before January 14, 2005	$--	$100,000
Notes payable, bearing interest at the prime rate plus 2%,
due on or before July 31, 2006	500,000	500,000

	$500,000	$600,000

During the year, the maturity dates of notes payable in the amount of $500,000 outstanding at December 31, 2004 were extended from June 30, 2005 to July 31, 2006.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2005, 2004 and 2003
(in US dollars)

6.	Non-controlling interest:

Non-controlling interest includes redeemable, convertible preferred shares of Serex in the amount of $800,000. Up to 50% of the preferred shares are redeemable at any time at the option of the preferred shareholders for their issue price, subject to holders with at least 51% of the face value of the preferred shares asking for redemption, and sufficient funds being available in Serex. The preferred shares are also convertible into common shares of Serex at a price of $3.946 per share.

The long-term receivables are due from the preferred shareholders and will be settled when the preferred shares are redeemed.

7.	Share capital:

	2005	2004
Authorized:
An unlimited number of common shares
Issued and outstanding:
26,728,781 common shares (2004 - 25,504,062 shares)	$39,488,350	$36,553,350

(a)	Changes in the Corporation’s outstanding common shares are presented below:

	Shares	Dollars
Issued and outstanding, December 31, 2003	24,401,159	$32,503,600
Issue of common shares under common stock private
purchase agreements (b) (c)	1,080,462	3,670,000
Issue pursuant to the exercise of warrants (b):
For cash	1,090	4,033
Ascribed value from other capital and
cashless exercise	21,351	375,717

Balance, December 31, 2004	25,504,062	36,553,350
Issue of common shares for cash under common
stock private purchase agreements (b) (c)	1,224,719	2,935,000

Balance, December 31, 2005	26,728,781	$39,488,350

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2005, 2004 and 2003
(in US dollars)

7.	Share capital (continued):

(b)	Private placements and other:

In 2005, the Corporation completed private placements for 1,224,719 common shares and received aggregate proceeds of $2,935,000. In 2004, the Corporation completed private placements for 1,080,462 common shares and received aggregate proceeds of $3,670,000. The share issue costs related to these private placements have been charged against the deficit.

In 2004, the Corporation issued 1,090 common shares upon the exercise of 1,090 Series J warrants. In addition, the Corporation issued 16,953 common shares pursuant to a cashless exercise of 109,879 Series G warrants and 4,398 common shares pursuant to a cashless exercise of 22,061 Series J warrants. The value credited to share capital of $375,717 represents the ascribed value of $281,054 of the warrants exercised previously recorded by the Corporation on the consolidated balance sheet, as well as the fair value of $94,663 of the 21,351 common shares issued to the warrant holders upon exercise.

The fair value of the common shares issued to settle the exercise of the warrants was recorded as a decrease to additional paid-in capital.

(c)	Common Stock Private Purchase Agreement:

In August 2004, the Corporation entered into a Common Stock Private Purchase Agreement with an investment company (the “Purchaser”) that established the terms and conditions for the purchase of common shares by the Purchaser. In October 2005, this agreement was terminated and a new agreement was concluded with the Purchaser. In general, the Corporation can, at its discretion, require the Purchaser to purchase up to $13 million of common shares over a twenty-four-month period based on notices given by the Corporation.

The number of shares to be issued in connection with each notice shall be equal to the amount specified in the notice, divided by 97% of the average price of the Corporation’s common shares for the five days preceding the giving of the notice. The maximum amount of each notice is $500,000 and the minimum amount is $150,000. The Corporation may terminate the agreement before the 24-month term, if it has issued at least $8 million of common shares under the agreement.

In 2005, the Corporation issued 1,224,719 common shares to the Purchaser for aggregate proceeds of $2,935,000 under the agreements. At December 31, 2005, the Corporation can require the Purchaser to purchase up to $12,700,000 of common shares over the remaining 21 months of the agreement.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2005, 2004 and 2003
(in US dollars)

7.	Share capital (continued):

(d)	Warrants:

The Corporation has issued the following warrants to purchase common shares:

Warrants	Exercise price per share	Issued	Exercised to date	Expired	Outstanding at December 31, 2005	Expiry
Series E	$4.53	200,000	--	200,000	--	November 30, 2004
Series F	$4.06	160,000	--	160,000	--	November 30, 2004
Series G	$3.70	115,662	109,879	5,783	--	January 8, 2005
Series H	$9.38	66,667	--	66,667	--	March 6, 2004
Series I	$7.81	26,667	--	26,667	--	March 6, 2004
Series J	$3.70	42,864	23,151	19,713	--	July 31, 2005

		611,860	133,030	478,830	--

(e)	Stock options:

The Corporation has established a stock option plan (the “Plan”) for its key employees, its officers and directors, and certain consultants. The Plan is administered by the Board of Directors of the Corporation. The Board may from time to time designate individuals to whom options to purchase common shares of the Corporation may be granted, the number of shares to be optioned to each, and the option price per share. The option price per share cannot involve a discount to the market price at the time the option is granted. The total number of shares to be optioned to any one individual cannot exceed 5% of the total issued and outstanding shares, and the maximum number of shares which may be optioned under the Plan cannot exceed 2,500,000 common shares without shareholder approval. Options under the Plan expire ten years after grant and vest either immediately or over periods up to five years.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2005, 2004 and 2003
(in US dollars)

7.	Share capital (continued):

(e)	Stock options (continued):

Changes in outstanding options were as follows for the last two fiscal periods:

	Number	Weighted average exercise price
Balance, December 31, 2003	2,130,500	$4.05
Expired	(319,000)	5.15

Balance, December 31, 2004 and 2005	1,811,500	$3.86

At December 31, 2005, options outstanding and exercisable were as follows:

Options outstanding	Options exercisable	Exercise price per share	Expiry date
210,000	210,000	$2.25	January 17, 2006
10,000	10,000	9.53	January 17, 2006
10,000	10,000	6.79	January 17, 2006
20,000	20,000	6.93	January 17, 2006
50,000	50,000	7.97	April 30, 2006
10,000	10,000	11.60	August 13, 2006
10,000	10,000	6.24	August 13, 2006
30,000	30,000	6.93	August 13, 2006
4,500	4,500	6.41	December 19, 2007
50,000	50,000	6.93	January 22, 2009
2,000	2,000	6.41	March 23, 2009
45,000	45,000	3.12	May 13, 2009
75,000	75,000	3.12	June 1, 2009
250,000	250,000	3.88	May 1, 2010
50,000	50,000	6.93	May 1, 2010
10,000	10,000	4.70	June 15, 2010
10,000	10,000	3.20	August 14, 2010
5,000	5,000	3.15	August 16, 2010
10,000	10,000	2.21	January 16, 2011
35,500	35,500	1.93	April 23, 2011
100,000	100,000	4.00	November 1, 2011
1,500	1,500	4.20	November 8, 2011
225,000	225,000	4.33	November 13, 2011
50,000	30,000	3.75	April 28, 2013
38,000	38,000	2.62	September 9, 2013
500,000	500,000	3.00	October 24, 2013

1,811,500	1,791,500	$3.86

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2005, 2004 and 2003
(in US dollars)

7.	Share capital (continued):

(f)	Changes in “warrants and options” and “additional paid-in capital” were as follows:

	Warrants and options	Additional paid-in capital
Balance, December 31, 2003 and 2002	$336,438	$85,200
Stock-based compensation:
Initial adoption of fair value method (note 2 (h))	--	548,164
Current year's expense	--	16,220
Ascribed value to share capital	(281,054)	(94,663)

Balance, December 31, 2004	55,384	554,921
Stock-based compensation	--	16,220
Expiry of warrants	(55,384)	55,384

Balance, December 31, 2005	$--	$626,525

The carrying amount of 25,496 warrants, that expired in 2005, in the amount of $55,384, was reclassified to additional paid-in capital.

8.	Commitments and contingencies:

(a)	Operating leases:

Minimum lease payments under operating leases that were entered into by the Corporation for the next five years are as follows:

2006	$249,420
2007	243,282
2008	239,251
2009	244,372
2010	169,546

$1,145,871

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2005, 2004 and 2003
(in US dollars)

8.	Commitments and contingencies (continued):

(a)	Operating leases (continued):

In 2005, the Corporation entered into new operating lease agreements for its Canadian and US premises, both of which will expire on August 31, 2010. In connection with these agreements, the Company received lease inducements totaling $48,101. These amounts are being taken into income on a straight-line basis as a reduction of rental expense over the term of the lease. At December 31, 2005, the remaining deferred lease inducement was $44,907, of which $9,576 has been classified in current liabilities and $35,331 has been classified as long-term.

(b)	Contingency:

During the period ended June 30, 2005, the Corporation received proposed notices of assessments relating to its 2001 and 2002 taxation years from the Canadian taxation authorities reducing the Corporation’s claim for research and development tax credits in those taxation years by an aggregate of $174,995, of which $63,966 was previously refunded to the Corporation. The remaining credits of $111,029 were non-refundable but available to reduce future federal income taxes payable over the carryforward period to 2011. The non-refundable credits were not previously recognized for financial statement purposes. The Corporation has filed a notice of objection to the assessments with the taxation authorities since it believes it meets the criteria for claiming the tax credits and that the taxation authorities erred in their assessments. The Corporation has not recorded a provision for this matter.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2005, 2004 and 2003
(in US dollars)

9.	Income taxes:

Details of the components of income taxes are as follows:

	2005	2004	2003
Loss before income taxes:
Canadian operations	$(3,094,941)	$(3,121,170)	$(3,569,924)
U.S. operations	(489,587)	(624,455)	(784,364)

	(3,584,528)	(3,745,625)	(4,354,288)
Basic income tax rate	31%	31%	33%

Income tax recovery at statutory rates	(1,111,204)	(1,162,000)	(1,437,000)
Adjustments in income taxes resulting from:
Non-recognition of losses and other
unclaimed deductions	1,111,204	1,162,000	1,437,000
Effect of increase in provincial tax rates:
Increase in future tax asset	552,000	--	--
Increase in valuation allowance	(552,000)	--	--

Income taxes	$--	$--	$--

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2005, 2004 and 2003
(in US dollars)

9.	Income taxes (continued):

The income tax effect of temporary differences that give rise to the net future tax asset is presented below:

	2005	2004
Future tax assets:
Non-capital losses	$10,355,000	$9,695,000
Scientific research and experimental development
expenditures	1,013,000	948,000
Foreign exchange	657,000	466,000
Property and equipment and patents	424,000	371,000
Share issue costs	134,000	139,000

	12,583,000	11,619,000
Less valuation allowance	(12,122,000)	(11,082,000)

	461,000	537,000
Future tax liabilities:
Intellectual property rights	(274,000)	(343,000)
Investment tax credits	(187,000)	(194,000)

	(461,000)	(537,000)

Net future tax asset	$--	$--

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income and tax planning strategies. The generation of future taxable income is dependent on the successful commercialization of the Company’s products and technologies.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2005, 2004 and 2003
(in US dollars)

9.	Income taxes (continued):

The Corporation has non-capital losses carried forward and accumulated scientific research and development expenditures which are available to reduce future years’ taxable income. These expire as follows:

	Federal	Provincial
Non-capital losses:
2006	$3,039,000	$3,028,000
2007	3,661,000	3,593,000
2008	2,613,000	2,613,000
2009	3,219,000	3,183,000
2010	3,509,000	3,459,000
2014	3,756,000	3,740,000
2015	3,655,000	3,651,000
Scientific research and development expenditures:
(Indefinitely)	2,557,000	5,032,000

The Corporation also has investment tax credits available in the amount of approximately $641,000 to reduce future years’ Canadian federal taxes payable. These credits expire as follows:

2006	$238,000
2007	128,000
2008	4,000
2009	9,000
2010	20,000
2011	75,000
2012	65,000
2013	59,000
2014	19,000
2015	24,000

$641,000

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2005, 2004 and 2003
(in US dollars)

9.	Income taxes (continued):

In addition, the Corporation’s US subsidiaries have losses carried forward of approximately $10,005,000 which expire as follows:

2010	$51,000
2011	1,029,000
2012	1,932,000
2018	2,781,000
2019	1,078,000
2020	813,000
2021	664,000
2022	522,000
2023	565,000
2024	353,000
2025	217,000

$10,005,000

10.	Earnings per share:

(a)	Basic and diluted earnings per share:

The reconciliation between basic and diluted earnings per share is as follows:

	2005	2004	2003
Basic:
Basic weighted average number of
common shares outstanding	26,080,470	24,924,674	23,669,852

Basic loss per share	$(0.14)	$(0.15)	$(0.18)

Diluted:
Basic weighted average number
of common shares outstanding	26,080,470	24,924,674	23,669,852
Plus impact of stock options and
warrants (1)	23,234	178,578	102,006

Diluted common shares	26,103,704	25,103,252	23,771,858

Diluted loss per share	$(0.14)	$(0.15)	$(0.18)

(1)	The impact of these stock options and warrants is anti-dilutive because the Corporation incurred losses in 2005, 2004 and 2003.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2005, 2004 and 2003
(in US dollars)

10.	Earnings per share (continued):

(a)	Basic and diluted earnings per share (continued):

Excluded from the above calculations are 1,518,000 stock options which were deemed to be anti-dilutive because the exercise prices were greater than the average market price of the common shares (2004 — 409,500 options and 293,334 warrants; 2003 — 1,623,000 options and 453,334 warrants).

(b)	Stock-based compensation:

No options were granted by the Corporation in 2005 and 2004. The Corporation recorded total stock-based compensation of $16,220 in 2005 (2004 — $16,220), which is included in marketing expenses on the consolidated statement of operations. Stock-based compensation in fiscal 2005 relates to the amortization of compensation cost for options granted in 2003 over the vesting periods.

If the fair value-based accounting method had been used to account for and measure stock-based compensation costs relating to exempt options and warrants issued to employees after January 1, 2002, the net loss and related loss per share figures would be as follows:

2003
Reported net loss	$(4,354,288)
Pro forma adjustments to compensation expense	(494,964)

Pro forma net loss	$(4,849,252)

Pro forma loss per share:
Basic	$(0.20)
Diluted	(0.20)

The weighted average fair value of each option granted is estimated on the date of grant using the Black-Scholes pricing model with the following weighted average assumptions:

2003
Risk-free interest rate	4.27%
Expected volatility	40%
Expected life in years	5
Dividend yield	0%

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2005, 2004 and 2003
(in US dollars)

10.	Earnings per share (continued):

(b)	Stock-based compensation (continued):

The following table summarizes the weighted average grant-date fair value per share for options granted during the year ended December 31, 2003:

	Year	Number of options	Weighted average grant-date fair value per share
Exercise price per share equal to
market price per share at date of grant	2003	60,000	$1.11
Exercise price per share greater than
market price per share at date of grant	2003	550,000	0.89

Dividend yield was excluded from the calculation, since it is the present policy of the Corporation to retain all earnings to finance operations.

11.	Financial instruments:

(a)	Foreign currency risk management:

Effective January 1, 2000, the Corporation adopted the US dollar as its measurement currency because a substantial portion of revenues, expenses, assets and liabilities of its Canadian and US operations are denominated in US dollars. The Canadian operation also has transactions denominated in Canadian dollars, principally relating to salaries and rent. Fluctuations in the currency used for the payment of the Corporation’s expenses denominated in currencies, other than the US dollar, could cause unanticipated fluctuations in the Corporation’s operating results. The Corporation does not engage in the use of derivative financial instruments to manage its currency exposures.

(b)	Fair value disclosure:

Fair value estimates are made as of a specific point in time using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2005, 2004 and 2003
(in US dollars)

11.	Financial instruments (continued):

(b)	Fair value disclosure (continued):

The Corporation has determined that the carrying value of its short-term financial assets and liabilities approximates their fair value due to the immediate or short-term maturity of these financial instruments. The fair value of the long-term receivables cannot be determined because settlement is tied to the redemption of the preferred shares. See note 6.

(c)	Credit risk:

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. Financial instruments that potentially subject the Corporation to concentrations of credit risk consist primarily of cash and accounts receivable. Cash is maintained with a high-credit quality financial institution. For accounts receivable, the Corporation performs periodic credit evaluations and typically does not require collateral. Allowances are maintained for potential credit losses consistent with the credit risk, historical trends, general economic conditions and other information.

(d)	Interest rate risk:

The Company’s exposure to interest rate risk is as follows:

Cash	Fixed interest rate
Notes payable	Floating interest rate

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2005, 2004 and 2003
(in US dollars)

12.	Canadian/U.S. Reporting Differences:

(a)	Consolidated statements of earnings:

The reconciliation of earnings reported in accordance with Canadian GAAP and with U.S. GAAP is as follows:

	2005	2004	2003
Net loss, Canadian GAAP	$(3,584,528)	$(3,745,625)	$(4,354,288)
Adjustments:
Stock-based compensation - options
granted to employees (b) (i)	16,220	16,220	--
Stock-based compensation - options
granted to non-employees (b) (ii)	(41,140)	(41,140)	(41,140)

Net loss, U.S. GAAP	$(3,609,448)	$(3,770,545)	$(4,395,428)

Loss per share, U.S. GAAP	$(0.14)	$(0.15)	$(0.19)

The weighted average number of common shares outstanding for purposes of determining basic and diluted loss per share are the same amounts as those for Canadian GAAP purposes.

(b)	Consolidated shareholders’ equity:

The reconciliation of shareholders’ equity reported in accordance with Canadian GAAP and with U.S. GAAP is as follows:

	2005	2004	2003
Shareholders’ equity, Canadian GAAP	$412,137	$1,212,387	$1,478,698
Adjustments:
Stock-based compensation - options
granted to non-employees (ii):
Cumulative compensation expense	(1,425,143)	(1,384,003)	(1,342,863)
Additional paid-in capital	1,477,706	1,436,566	1,395,426
Change in reporting currency (iii)	(62,672)	(62,672)	(62,672)

	(10,109)	(10,109)	(10,109)

Shareholders’ equity, U.S. GAAP	$402,028	$1,202,278	$1,468,589

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2005, 2004 and 2003
(in US dollars)

12.	Canadian/U.S. Reporting Differences (continued):

(b)	Consolidated shareholders’ equity (continued):

(i)	For US GAAP purposes, the Corporation has elected to follow the intrinsic value method of accounting under APB 25, Accounting for Stock Issued to Employees, in accounting for stock options granted to employees and directors. Under the intrinsic value method, compensation cost is recognized for the difference between the quoted market price of the stock at the grant date and the amount the individual must pay to acquire the stock. For Canadian purposes, the Corporation uses the fair value method of accounting for stock options granted to employees after January 1, 2004.

(ii)	In accordance with FAS 123, Accounting for Stock-Based Compensation, compensation related to the stock options granted to non-employees prior to January 1, 2002 has been recorded in the accounts based on the fair value of the stock options at the grant date. The fair value of the stock options was estimated as described in note 12 (d) (2).

(iii)	Change in reporting currency:

The Corporation adopted the US dollar as its reporting currency effective January 1, 2000. For Canadian GAAP purposes, the financial information for 1999 has been translated into US dollars at the December 31, 1999 exchange rate. For United States GAAP reporting purposes, assets and liabilities for all years presented have been translated into US dollars at the ending exchange rate for the respective year, and the statement of earnings, at the average exchange rate for the respective year.

(c)	Consolidated comprehensive income:

FAS 130, Reporting Comprehensive Income, requires the Corporation to report and display certain information related to comprehensive income for the Corporation. There were no adjustments to the net loss under US GAAP required to reconcile to the comprehensive loss.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2005, 2004 and 2003
(in US dollars)

12.	Canadian/U.S. Reporting Differences (continued):

(d)	Other disclosures required by United States GAAP:

(1)	Development stage company:

The Corporation is in the process of developing unique patented products which are subject to approval by the regulatory authorities. The Corporation has had limited revenues to date on the sale of its products under development. Accordingly, the Corporation is a development stage company as defined in Statement of Financial Accounting Standards No. 7, and the following additional disclosures under US GAAP are provided:

	Cumulative since the date of inception of the Corporation to December 31, 2005	Cumulative since the date of inception of the Corporation to December 31, 2004
Revenues:
Sales	$1,969,844	$1,545,338
Interest revenue	510,398	508,622
License revenue	97,403	97,403
Research contract	30,000	30,000
Expenses:
Gross research and development expenditures	18,953,671	17,122,080
Other expenses	21,974,602	19,792,307
Cash inflows (outflows):
Operating activities	(34,234,103)	(31,753,638)
Investing activities	(2,984,622)	(2,418,863)
Financing activities	37,370,202	34,702,143

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2005, 2004 and 2003
(in US dollars)

12.	Canadian/U.S. Reporting Differences (continued):

(d)	Other disclosures required by United States GAAP:

(1)	Development stage company (continued):

The statement of shareholders’ equity since date of inception under US GAAP is presented below:

	Number of shares	Consi- deration	Additional paid-in capital	Accumulated deficit	Total
Year ended July 31, 1990:
Common shares issued	2,500,000	$172,414	$--	$--	$172,414
Net loss	--	--	--	(109,241)	(109,241)

Balance, July 31, 1990	2,500,000	172,414	--	(109,241)	63,173
Year ended July 31, 1991:
Net loss	--	--	--	(21,588)	(21,588)
Cumulative translation adjustment	--	1,499	--	(950)	549

Balance, July 31, 1991	2,500,000	173,913	--	(131,779)	42,134
Year ended July 31, 1992:
Common shares issued	9,375	31,468	--	--	31,468
Net loss	--	--	--	(45,555)	(45,555)
Cumulative translation adjustment	--	(6,086)	--	5,598	(488)

Balance, July 31, 1992	2,509,375	199,295	--	(171,736)	27,559
Year ended July 31, 1993:
Common shares issued	201,250	159,944	--	--	159,944
Common shares cancelled	(500,000)	--	--	--	--
Net loss	--	--	--	(38,894)	(38,894)
Cumulative translation adjustment	--	(13,994)	--	12,830	(1,164)

Balance, July 31, 1993	2,210,625	345,245	--	(197,800)	147,445
Year ended July 31, 1994:
Common shares issued	2,500	7,233	--	--	7,233
Net loss	--	--	--	(53,225)	(53,225)
Cumulative translation adjustment	--	(25,173)	--	15,808	(9,365)

Balance, July 31, 1994	2,213,125	327,305	--	(235,217)	92,088
Year ended July 31, 1995:
Common shares issued	78,078	303,380	--	--	303,380
Net loss	--	--	--	(285,910)	(285,910)
Cumulative translation adjustment	--	5,196	--	(7,221)	(2,025)

Balance, July 31, 1995
carried forward	2,291,203	635,881	--	(528,348)	107,533

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2005, 2004 and 2003
(in US dollars)

12.	Canadian/U.S. Reporting Differences (continued):

(d)	Other disclosures required by United States GAAP:

(1)	Development stage company (continued):

The statement of shareholders’ equity since date of inception under US GAAP is presented below (continued):

	Number of shares	Consi- deration	Additional paid-in capital	Accumulated deficit	Total
Balance, July 31, 1995
brought forward	2,291,203	$635,881	$--	$(528,348)	$107,533
Period ended December 31, 1995:
Adjustment necessary to
increase the number of
common shares	12,708,797	--	--	--	--

Adjusted number of
common shares	15,000,000	635,881	--	(528,348)	107,533
Common shares issued	2,047,082	2,997,284	--	--	2,997,284
Net loss	--	--	--	(1,194,226)	(1,194,226)
Share issue costs	--	(153,810)	--	--	(153,810)
Cumulative translation adjustment	--	2,858	--	(6,328)	(3,470)

Balance, December 31, 1995	17,047,082	3,482,213	--	(1,728,902)	1,753,311
Year ended December 31, 1996:
Common shares issued	882,300	3,852,364	--	--	3,852,364
Net loss	--	--	--	(3,175,587)	(3,175,587)
Share issue costs	--	(170,699)	--	--	(170,699)
Stock-based compensation	--	--	434,145	--	434,145
Cumulative translation adjustment	--	(16,769)	(2,217)	24,544	5,558

Balance, December 31, 1996	17,929,382	7,147,109	431,928	(4,879,945)	2,699,092
Year ended December 31, 1997:
Common shares issued	703,491	3,180,666	--	--	3,180,666
Net loss	--	--	--	(3,755,409)	(3,755,409)
Share issue costs	--	(161,482)	--	--	(161,482)
Capital stock subscription	--	352,324	--	--	352,324
Stock-based compensation	--	--	108,350	--	108,350
Cumulative translation adjustment	--	(299,275)	(21,578)	325,364	4,511

Balance, December 31, 1997	18,632,873	10,219,342	518,700	(8,309,990)	2,428,052
Year ended December 31, 1998:
Common shares issued	1,095,031	5,644,638	--	--	5,644,638
Net loss	--	--	--	(4,979,562)	(4,979,562)
Share issue costs	--	(54,131)	--	--	(54,131)
Stock-based compensation	--	--	274,088	--	274,088
Cumulative translation adjustment	--	(685,156)	(43,750)	720,173	(8,733)

Balance, December 31, 1998
carried forward	19,727,904	15,124,693	749,038	(12,569,379)	3,304,352

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2005, 2004 and 2003
(in US dollars)

12.	Canadian/U.S. Reporting Differences (continued):

(d)	Other disclosures required by United States GAAP:

(1)	Development stage company (continued):

The statement of shareholders’ equity since date of inception under US GAAP is presented below (continued):

	Number of shares	Consi- deration	Additional paid-in capital	Accumulated deficit	Total
Balance, December 31, 1998
brought forward	19,727,904	$15,124,693	$749,038	$(12,569,379)	$3,304,352
Year ended December 31, 1999:
Common shares issued	275,900	969,253	--	--	969,253
Net loss	--	--	--	(3,409,166)	(3,409,166)
Share issue costs	--	(35,041)	--	--	(35,041)
Stock-based compensation	--	--	198,815	--	198,815
Cumulative translation adjustment	--	943,133	52,563	(884,178)	111,518

Balance, December 31, 1999	20,003,804	17,002,038	1,000,416	(16,862,723)	1,139,731
Year ended December 31, 2000:
Common shares issued	1,373,817	5,909,340	--	--	5,909,340
Warrants and options	--	421,638	--	--	421,638
Net loss	--	--	--	(4,272,308)	(4,272,308)
Share issue costs	--	(353,204)	--	--	(353,204)
Stock-based compensation	--	--	257,690	--	257,690

Balance, December 31, 2000	21,377,621	22,979,812	1,258,106	(21,135,031)	3,102,887
Year ended December 31, 2001:
Common shares issued	919,904	2,554,254	--	--	2,554,254
Net loss	--	--	--	(3,095,133)	(3,095,133)
Share issue costs	--	(120,944)	--	--	(120,944)
Stock-based compensation	--	--	55,040	--	55,040

Balance, December 31, 2001	22,297,525	25,413,122	1,313,146	(24,230,164)	2,496,104
Year ended December 31, 2002:
Common shares issued	723,429	3,031,043	--	--	3,031,043
Net loss	--	--	--	(3,453,749)	(3,453,749)
Share issue costs	--	(166,842)	--	--	(166,842)
Stock-based compensation	--	--	41,140	--	41,140

Balance, December 31, 2002	23,020,954	28,277,323	1,354,286	(27,683,913)	1,947,696
Year ended December 31, 2003:
Common shares issued	1,380,205	4,096,000	--	--	4,096,000
Net loss	--	--	--	(4,395,428)	(4,395,428)
Share issue costs	--	(220,819)	--	--	(220,819)
Stock-based compensation	--	--	41,140	--	41,140

Balance, December 31, 2003	24,401,159	32,152,504	1,395,426	(32,079,341)	1,468,589
Year ended December 31, 2004:
Common shares issued	1,102,903	4,049,750	(375,717)	--	3,674,033
Net loss	--	--	--	(3,770,545)	(3,770,545)
Share issue costs	--	(210,939)	--	--	(210,939)
Stock-based compensation	--	--	41,140	--	41,140

Balance, December 31, 2004
carried forward	25,504,062	35,991,315	1,060,849	(35,849,886)	1,202,278

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2005, 2004 and 2003
(in US dollars)

12.	Canadian/U.S. Reporting Differences (continued):

(d)	Other disclosures required by United States GAAP:

(1)	Development stage company (continued):

	Number of shares	Consi- deration	Additional paid-in capital	Accumulated deficit	Total
Balance, December 31, 2004
brought forward	25,504,062	$35,991,315	$1,060,849	$(35,849,886)	$1,202,278
Year ended December 31,
2005:
Common shares issued	1,224,719	2,935,000	--	--	2,935,000
Net loss	--	--	--	(3,609,448)	(3,609,448)
Share issue costs	--	(166,942)	--	--	(166,942)
Stock-based compensation	--	--	41,140	--	41,140

Balance, December 31, 2005	26,728,781	$38,759,373	$1,101,989	$(39,459,334)	$402,028

(2)	Stock-based compensation:

For US GAAP purposes, the Corporation applies APB Opinion 25, Accounting for Stock Issued to Employees, in accounting for its stock option plan, and, accordingly, no compensation cost is recognized for stock options granted to employees for US GAAP purposes. As explained in note 12 (b), compensation cost has been recognized for stock options granted to non-employees. Had compensation cost been determined for stock options granted to employees based on the fair value at the grant dates for awards under the plan consistent with the method of FASB Statement 123, Accounting for Stock-Based Compensation, the Corporation’s net earnings and loss per share would have been adjusted to the pro-forma amounts indicated below for US GAAP:

		2005	2004	2003
Net loss	As reported (US GAAP)	$(3,609,448)	$(3,770,545)	$(4,395,428)
	Deduct: stock-based
	employee
	compensation cost,
	net of taxes of nil,
	under SFAS 123	(16,220)	(16,220)	(662,994)

	Pro-forma	$(3,625,668)	$(3,786,765)	$(5,058,422)

Loss per share	As reported (US GAAP)	$(0.14)	$(0.15)	$(0.19)
	Pro-forma	(0.14)	(0.15)	(0.21)

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2005, 2004 and 2003
(in US dollars)

12.	Canadian/U.S. Reporting Differences (continued):

(d)	Other disclosures required by United States GAAP:

(2)	Stock-based compensation (continued):

No stock options were granted in 2005 and 2004. Stock-based compensation under FAS 123 for the years presented above is based on options granted in 2003 as described in note 10 (b).

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: risk-free interest rate of: 2003 — 4.27%, dividend yield of 0%, expected volatility of: 2003 — 40%; and expected life of 5 years.

(e)	Recent accounting pronouncements:

In 2006, the Company will adopt new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) relating to non-monetary transactions, which require non-monetary transactions to be measured at fair value, subject to certain exceptions. The revised standards are effective for non-monetary transactions initiated in fiscal periods beginning on or after January 1, 2006. The CICA has also issued standards relating to Financial Instruments, Hedges, Comprehensive Income and Equity that will be adopted by the Company on January 1, 2007. In addition, the Financial Accounting Standards Board (“FASB”) recently issued FAS 123R, Share Based Payments, and FAS 154 Accounting Changes and Accounting Corrections.

The Company does not expect the adoption of these standards to have a material effect on its financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2005, 2004 and 2003
(in US dollars)

13.	Segment disclosures:

The Corporation operates in one reporting segment — the research and development of products for the treatment of Alzheimer’s and other diseases. Geographic segment information is as follows:

	Canada	United States
Revenues:
2005	$79,667	$346,615
2004	2,855	319,093
2003	3,231	196,901
Net loss:
2005	(3,035,837)	(548,691)
2004	(3,121,170)	(624,455)
2003	(3,569,924)	(784,364)
Property and equipment, patents and intellectual property:
2005	3,072,345	249,247
2004	3,066,234	230,713
Total assets:
2005	3,251,683	467,356
2004	3,402,735	663,286

Major customers:

Customers that accounted for greater than 10% of revenues were as follows:

	2005	2004	2003
Customer A	36%	33%	15%
Customer B	--	--	25%

14.	Comparative figures:

Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current year.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2005, 2004 and 2003
(in US dollars)

15.	Subsequent events:

(a)	In January and February 2006, the Corporation issued 358,762 common shares for aggregate proceeds of $700,000 under the Common Stock Private Purchase Agreement referred to in note 7 (c).

(b)	On March 6, 2006, the Corporation issued 52,632 common shares for aggregate proceeds of $100,000 under the Common Stock Private Purchase Agreement referred to in note 7 (c).